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                             October 28, 2020

       Michael Liebowitz
       Chief Executive Officer
       New Beginnings Acquisition Corp.
       800 1st Street, Unit 1
       Miami, FL 33139

                                                        Re: New Beginnings
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 22,
2020
                                                            File No. 333-248944

       Dear Mr. Liebowitz:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1/A filed October 22, 2020

       General

   1. We note the disclosure in footnote 5 to the financial statements that the extension payments will be made
in the form of non-interest bearing loans. Please provide clear disclosure throughout
the prospectus, and add risk factor disclosure. Please also provide clear disclosure
throughout the prospectus that the investors will not have redemption rights in connection
with the two extensions and that this feature is different from the traditional SPAC
structure.
 Michael Liebowitz
FirstName LastNameMichael   Liebowitz
New Beginnings  Acquisition Corp.
Comapany
October 28,NameNew
            2020    Beginnings Acquisition Corp.
October
Page 2 28, 2020 Page 2
FirstName LastName
       You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or David Link at 202-551-3356 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Jason Simon